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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                   FORM 6-K
                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         Date of Report: [May 28 2001]

                       Commission File Number:  0-30320

                              TRINTECH GROUP PLC
            (Exact name of registrant as specified in its charter)


                                    Ireland
                (Jurisdiction of incorporation or organization)


                              Trintech Group PLC
                               Trintech Building
                          South County Business Park
                                 Leopardstown
                              Dublin 18, Ireland
                   (Address of principal executive offices)


     Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F     X     Form 40-F
                               -------             -------

     Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                        Yes              No     X
                             -------         -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
          82-   N/A
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                              TRINTECH GROUP PLC
                                   Form 6-K

  On May 21st 2001, John McGuire, CEO of Trintech Group plc exercised 183,333 options for American Depository Shares, which were granted at US$1.10 (Irish Pounds 0.73) each. No shares were sold.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TRINTECH GROUP PLC



                                    By: /s/ John McGuire
                                        ------------------------------------
                                         John McGuire
                                         CEO

Dated:   May 31, 2001
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